Exhibit 5.1

Hogan Lovells US LLP Columbia Square 555 Thirteenth Street, NW Washington, DC 20004 T +1 202 637 5600 F +1 202 637 5910 www.hoganlovells.com

February 16, 2024

Board of Trustees

LXP Industrial Trust

One Penn Plaza

Suite 4015

New York, NY 10019-4015

To the addressee referred to above:

We are acting as counsel to LXP Industrial Trust, a Maryland real estate investment trust (the “Company”), in connection with the public offering of up to $350,000,000 in aggregate gross sales price of the Company’s common shares of beneficial interest, par value $0.0001 per share (the “Offered Shares”), all of which are to be offered and sold by the Company from time to time in accordance with the terms of the Equity Sales Agreement, dated as of November 27, 2019, as amended on February 19, 2021 and February 16, 2024, by and among the Company and each of the persons named on Schedule 1 and Schedule 2 attached hereto (the “Equity Sales Agreement”), which, among other things, contemplates that the Company may from time to time enter into one or more forward contracts with each of the persons named on Schedule 2 (the “Forward Contracts,” and together with the Equity Sales Agreement, the “Agreements”). Pursuant to the Forward Contracts, the Company may issue additional shares of beneficial interest (the “Forward Settlement Shares,” and together with the Offered Shares, the “Shares”), in settlement of the transactions contemplated by the Forward Contracts. The offering of the Shares by the Company is being made pursuant to a prospectus supplement dated February 16, 2024 (the “Prospectus Supplement”) and the accompanying base prospectus dated February 16, 2024 (together with Prospectus Supplement, collectively, the “Prospectus”) that form part of the Company’s effective registration statement on Form S-3, as amended (No. 333-277142) (the “Registration Statement”). This opinion letter is furnished to you at your request to enable you to fulfill the requirements of Item 601(b)(5) of Regulation S-K, 17 C.F.R. § 229.601(b)(5), in connection with the Registration Statement.

For purposes of this opinion letter, we have examined copies of such agreements, instruments and documents as we have deemed an appropriate basis on which to render the opinions hereinafter expressed. In our examination of the aforesaid documents, we have assumed the genuineness of all signatures, the legal capacity of all natural persons, the accuracy and completeness of all documents submitted to us, the authenticity of all original documents, and the conformity to authentic original documents of all documents submitted to us as copies (including pdfs). We also have assumed that the Offered Shares will not be issued in violation of the ownership limit contained in the Company’s Amended and Restated Declaration of Trust, as amended. As to all

Hogan Lovells US LLP is a limited liability partnership registered in the state of Delaware. “Hogan Lovells” is an international legal practice that includes Hogan Lovells US LLP and Hogan Lovells International LLP, with offices in: Alicante Amsterdam Baltimore Berlin Beijing Birmingham Boston Brussels Colorado Springs Denver Dubai Dusseldorf Frankfurt Hamburg Hanoi Ho Chi Minh City Hong Kong Houston Johannesburg London Los Angeles Luxembourg Madrid Mexico City Miami Milan Minneapolis Monterrey Munich New York Northern Virginia Paris Philadelphia Riyadh Rome San Francisco São Paulo Shanghai Silicon Valley Singapore Sydney Tokyo Warsaw Washington, D.C. Associated Offices: Budapest Jakarta Shanghai FTZ. Business Service Centers: Johannesburg Louisville. For more information see www.hoganlovells.com matters of fact, we have relied on the representations and statements of fact made in the documents so reviewed, and we have not independently established the facts so relied on. This opinion letter is given, and all statements herein are made, in the context of the foregoing.

This opinion letter is based as to matters of law solely on the applicable provisions of Title 8 of the Corporations and Associations Article of the Annotated Code of Maryland, as amended. We express no opinion herein as to any other statutes, rules, or regulations.

Based upon, subject to and limited by the foregoing, we are of the opinion that following (i) execution and delivery by the Company of the Equity Sales Agreement, (ii) execution and delivery by the Company of each Forward Contract relating to any forward purchase pursuant to the Equity Sales Agreement in the form attached as Annex I to the Equity Sales Agreement, together with the relevant supplemental confirmation thereto (the “Supplemental Confirmation”), (iii) authorization by the Company’s Board of Trustees, or authorization by a duly authorized pricing committee thereof, within the limitations established by resolutions duly adopted by the Company’s Board of Trustees and duly authorized pricing committee thereof and in each case made available to us, of the terms pursuant to which the Shares may be sold pursuant to the Agreements, (iv) authorization by a duly authorized executive officer, designated by the pricing committee to approve instruction notices (each, an “Instruction Notice”) under the Agreements, of the terms of the applicable Instruction Notice and Supplemental Confirmation (if any) executed in a manner consistent with the foregoing and pursuant to which the Shares may be sold pursuant to the Agreements, (v) issuance of the Shares pursuant to the terms established by the Company’s Board of Trustees and the pricing committee thereof and the terms of the applicable Instruction Notice and Supplemental Confirmation (if any) and (vi) receipt by the Company of the proceeds for the Shares sold pursuant to such terms and such applicable Instruction Notice and Supplemental Confirmation (if any), the Shares will be validly issued, fully paid and non-assessable.

This opinion letter has been prepared for your use in connection with the filing by the Company of a Current Report on Form 8-K relating to the offer and sale of the Shares, which Form 8-K will be incorporated by reference into the Registration Statement and Prospectus, and speaks as of the date hereof. We assume no obligation to advise of any changes in the foregoing subsequent to the delivery of this letter.

We hereby consent to the filing of this opinion letter as Exhibit 5.1 to the above-described Form 8-K and to the reference to this firm under the caption “Legal Matters” in the Prospectus Supplement. In giving this consent, we do not thereby admit that we are an “expert” within the meaning of the Securities Act of 1933, as amended.

Very truly yours,

 /s/ HOGAN LOVELLS US LLP

HOGAN LOVELLS US LLP

Schedule 1

Jefferies LLC 520 Madison Avenue New York, New York 10022	KeyBanc Capital Markets Inc. 127 Public Square Cleveland, Ohio 44114
Regions Securities LLC 615 South College Street, Suite 600 Charlotte, North Carolina 28202	BofA Securities, Inc. One Bryant Park New York, New York 10036
Mizuho Securities USA LLC 1271 Avenue of the Americas New York, New York 10020	Evercore Group L.L.C. 55 East 52nd Street, 36th Floor New York, New York 10055

Schedule 2

Jefferies LLC 520 Madison Avenue New York, New York 10022	KeyBanc Capital Markets Inc. 127 Public Square Cleveland, Ohio 44114
Mizuho Markets Americas LLC 1271 Avenue of the Americas New York, New York 10020	Bank of America, N.A. One Bryant Park New York, New York 10036

Regions Securities LLC 615 South College Street, Suite 600 Charlotte, North Carolina 28202